

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
R. Stephen Stagner
President and Chief Executive Officer
Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

> **Re: Mattress Firm Holding Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed August 26, 2011**
> **File No. 333-174830**

Dear Mr. Stagner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data, page 17

1. We note that pro forma working capital, total assets and pro forma stockholder's equity (deficit) as presented under Balance Sheet Data do not agree with the pro forma amounts in the unaudited pro forma condensed consolidated balance sheet on page 44. Please address this apparent discrepancy.

Critical Accounting Policies and Use of Estimates, page 75

Goodwill and Indefinite-Lived Intangible Assets, page 77

2. We reviewed your response to comment 15 in our letter dated August 10, 2011 and the related revisions to your disclosures. In light of your determination that each company-operated metropolitan market is an operating segment, as disclosed on page F-16, and

given that a reporting unit is defined in ASC 350-20-35 as an operating segment or one level below an operating segment, please tell us in detail your basis in GAAP for aggregating separate market results (or operating segments) into a single reporting unit for purposes of goodwill impairment testing. Please discuss the guidance in paragraphs 33 through 38 of ASC 350-20-35.

Notwithstanding the preceding, and based on your disclosure on page F-16 that your chief operating decision maker reviews information regarding company-operated retail stores at the store level, please tell us in detail your consideration of whether each individual store is an operating segment as defined in ASC 280-10-50-1 through ASC 280-10-50-9. While we do not necessarily expect this would impact disclosures by reportable segment under ASC 280, we believe this may impact your determination of reporting units and the level at which goodwill should be tested for impairment, which could be as low as the individual store level.

Principal Stockholders, page 131

3. We note your response to comment 17 in our letter dated August 10, 2011 and the related revisions in your filing. Please revise your beneficial ownership table or related footnotes to disclose each beneficial owner's holdings of Class B-1 Units. Please also clarify whether the fourth and fifth columns to your beneficial ownership table reflects only Class B-1 Units.

Financial Statements, page F-3

Note 1. Business and Summary of Significant Accounting Policies, page F-7

Reportable Segments, page F-16

4. We reviewed your revisions in response to comments 19 and 20 in our letter dated August 10, 2011. Please revise your disclosure to specify that your franchise operations represent a separate reportable segment and that the results of operations of the franchise segment, as viewed by management, are fully represented by the franchise fees and royalties reported on the face of your statements of operations because costs associated with the franchise business are not distinguished from other cost data viewed by management. Also disclose that assets directly attributable to the franchise operations are not separately disclosed because they are not material.

Exhibit List, page E-1

5. We note your response to comment 24 in our letter dated August 10, 2011. Please file all amendments to your articles and bylaws. Please see Item 601(b)(10) of Regulation S-K.

You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ William H. Thompson for

James Allegretto
Senior Assistant Chief Accountant

cc: Andrew J. Terry
        Ropes & Gray LLP